

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Andrew Gordon
Chief Executive Officer
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, New York 10314

      Re: Coffee Holding Co., Inc.
          Form 8-K Furnished on January 25, 2023
          File No. 001-32491

Dear Andrew Gordon:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing